

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 22, 2020

Neil Kumar
Principal Executive Officer and Principal Financial Officer
Eidos Therapeutics, Inc.
101 Montgomery Street
Suite 2000
San Francisco, CA
94104

Re: Eidos Therapeutics, Inc.
Form 10-K for the fiscal year ended December 31, 2019
Filed February 26, 2020
Form 10-Q for the Quarterly Period Ended March 31, 2020
Filed May 8, 2020
File No. 001-38533

Dear Mr. Kumar:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the fiscal year ended December 31, 2019

Clinical data
Phase 2 clinical trial of AG10, page 12

1. We note your reference to the most common serious adverse events on page 16. Please revise to describe all serious adverse events and disclose the frequency with which each type of serious adverse event occurred.

Item 1. Business.
Our material agreements
License agreement with Alexion, page 21

2.   Please disclose the royalty rate or a range that does not exceed a 10 point range.

<u>Form 10-Q for the Quarterly Period Ended March 31, 2020</u>

<u>Exhibit 31, page Ex.31</u>

3.   Please confirm that you will revise your certifications in future filings to include the form specified in Item 601(b)(31)(i) with respect to the information included in paragraph 4 of the certifications.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Lisa Vanjoske at (202) 551-3614 or Mary Mast at (202) 551-3613 if you have questions regarding comments.

Sincerely,

Division of Corporation Finance
Office of Life Sciences